Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders - Mission Auour Risk Managed Global Equity Fund (formerly known as Global Strategic Income Fund) (the “Fund”)

On December 28, 2017, a special meeting of the shareholders of the Fund was held for the purpose of considering the approval of the proposals which are as follows:

1.	To approve a new investment advisory agreement between the Trust and Mission Institutional Advisors, LLC d/b/a Mission Fund Advisors on behalf of the Fund

2.	To approve a new investment sub-advisory agreement between Mission Institutional Advisors, LLC d/b/a Mission Fund Advisors and Auour Investments, LLC on behalf of the Fund

3.	To approve a revision to the investment objective of the Fund and to make the investment objective non-fundamental

All proposals were approved by the shareholders of the Fund and were effective based on the following results:

Total outstanding shares	487,926
Total shares voted:	267,039

Proposal	Voted for	Voted against	Abstained:

1	192,284	17,542	57,211
2	189,710	20,116	57,211
3	187,880	20,953	58,205